Rogers Communications
333 Bloor Street East
Toronto, Ontario M4W 1G9
Tel. (416) 935-3534
Fax (416) 935-7953
Bill.linton@rci.rogers.com

William W. Linton
Vice President, Finance
and Chief Financial Officer

August 20, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Rogers Communication Inc.
Form 40-F for the fiscal year ended December 31, 2009
Filed February 26, 2010
File No. 001-10805

Dear Mr. Spirgel:

We have received your comment letter dated August 13, 2010, and the following represents our response to your comments.  For your ease of reference, we have included your comments below and have provided our response.

Comments:

Consolidated Financial Statements for the Year Ended December 31, 2009
Notes to Consolidated Financial Statements, page 88
11. Goodwill and Intangible Assets, page 101
ii) Intangible assets

1.
It is unclear to us what methodologies you used to determine the fair value of the spectrum licenses in connection with your impairment tests under Canadian and US GAAP.  If you used the Greenfield income approach and replacement cost in determining the fair value of the spectrum licenses, describe for us how you incorporated the replacement cost in determining the fair value of the licenses.

2.
In future filings please consider revising your critical accounting policies to disclose the valuation techniques you use to determine the fair value of your spectrum licenses and to describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting.

WIRELESS	•	DIGITAL CABLE	•	INTERNET	•	HOME PHONE	•	VIDEO	•	PUBLISHING	•	BROADCASTING

Response:

For purposes of impairment testing under both Canadian and US GAAP, we determined the fair value of our spectrum licenses using a market-based approach.  This approach determined fair value based on recent market prices from the July 2008 Industry Canada Spectrum Auction as well as other recent transactions in the marketplace.

We use the Greenfield income approach to determine the fair value of our television and radio broadcast licenses.

For future annual filings we will revise our description of critical accounting policies to specifically disclose the methodology used to determine the fair value of our spectrum licenses and to describe qualitatively and quantitatively the significant estimates and assumptions used in our valuation method to determine the fair value of each unit of accounting.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by fax at 416-935-7953 or telephone at 416-935-3534 if you have further questions.

Sincerely,

/s/ William W. Linton

William W. Linton
Executive Vice President, Finance and Chief Financial Officer